Exhibit 12.1
Ameren Corporation Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2006	2005
Net income from continuing operations	$485,730	$605,725
Less- Change in accounting principle	-	(22,135)
Less- Minority interest	(23,329)	(3,231)
Add- Taxes based on income	272,939	356,016
Net income before income taxes, change in accounting principle, and minority interest	781,998	987,107

Add- fixed charges:
Interest on long term debt	234,781	297,822
Estimated interest cost within rental expense	2,878	4,208
Amortization of net debt premium, discount, and expenses	11,511	14,687
Subsidiary preferred stock dividends	8,019	12,745
Adjust preferred stock dividends to pre-tax basis	4,433	7,227
Total fixed charges	261,622	336,689
Less: Adjustment of preferred stock dividends to pre-tax basis	4,433	7,227

Earnings available for fixed charges	1,039,187	1,316,569

Ratio of earnings to fixed charges	3.97	3.91